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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number: 33-90532

                           NOTIFICATION OF LATE FILING

            (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended:                  December 31, 1998
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
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

         Read attached instruction sheet before preparing form. Please print or type

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Spatializer Audio Laboratories, Inc.
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Former name if applicable

                                       N/A
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Address of principal executive office (Street and number)

         20700 Ventura Boulevard, Suite 134
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City, state and zip code   Woodland Hills, CA  91364
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable


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                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  Since September of 1998, the Registrant has faced a significant contraction of its operations and capital resources. As a result, Registrant has lacked the staff and financial resources to undertake the preparation of the annual report on Form 10-K or to engage independent accountants to audit its financial statements for the period. The Registrant intends to prepare and file its annual report and to complete the audit of its financial statements if operating revenues or capital resources allow, but there is no assurance that its current circumstances will improve to allow for continued operations or to fund these costs.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

                  Henry Mandell, (818) 227-3370
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be met.

                  The operating losses for the current fiscal year will not be materially different than the losses for the prior the year. However, in 1998 there was a significant reduction in revenues and therefore the losses, as a percentage of revenues, increased in that period. Also, during 1998, the Registrant's inability to complete capital financing at the levels of prior years caused a significant contraction in operations and has significantly limited the Registrant's ability to finance its current operations which may preclude it from continuing as a going concern. While the Registrant has entered into new licensing agreements, these factors, as a whole, resulted in a contraction of overall operations and development efforts.




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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   March 26, 1999     By  Henry R. Mandell, Interim Chief Executive Officer
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